Exhibit 99.12

PRESS RELEASE

Third quarter 2025 results

Despite oil prices down by more than $10/b, TotalEnergies generates adjusted net income at the same level as last year and $7.1 billion of cash flow during the quarter, an increase of 4%, thanks to accretive hydrocarbon production growth and improved Downstream results

	3Q25	2Q25	Change vs 2Q25	9M25	Change vs 9M24
Cash flow from operations excluding working capital (CFFO)[1] (B$)	**7.1**	**6.6**	*+7%*	**20.7**	*-9%*
Adjusted net income (TotalEnergies share)[1]					
- in billions of dollars (B$)	**4.0**	**3.6**	***+11%***	**11.8**	***-15%***
- in dollars per share (fully-diluted)	1.77	1.57	*+13%*	5.17	*-12%*
Net income (TotalEnergies share) (B$)	3.7	2.7	*+37%*	10.2	*-13%*
Adjusted EBITDA[1] (B$)	10.3	9.7	*+6%*	30.5	*-7%*

Paris, October 30, 2025 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on October 29, 2025, to approve the 3rd quarter 2025 financial statements. On the occasion, Patrick Pouyanné said:

“Despite a $10/b drop in oil prices year-on-year, TotalEnergies posted adjusted net income at the same level as the third quarter 2024 at $4.0 billion and $7.1 billion of cash flow during the quarter, which is up 4% year-on-year. The Company’s strong financials are underpinned by accretive hydrocarbon production growth of more than 4% year-on-year and improved Downstream results that highlight the Company’s profitable growth strategy and integrated model.

Exploration & Production reported adjusted net operating income of $2.2 billion and cash flow of $4.0 billion in the third quarter, increasing by 10% and 6% quarter-to-quarter, respectively. New projects have already generated around $400 million of additional cash flow year-on-year due to margins that are significantly above the portfolio average. The Company also continued to replenish its exploration portfolio, securing license awards in the Republic of Congo, Nigeria and Liberia.

Integrated LNG achieved cash flow of $1.1 billion this quarter, in line with the second quarter in a similar price environment (average LNG price around $9/Mbtu). TotalEnergies further progressed its integration strategy in the U.S. LNG value chain through the final investment decision of Rio Grande LNG Train 4 and the acquisition of new shale gas interests.

Integrated Power posted adjusted net operating income and cash flow of $0.6 billion this quarter, in line with the second quarter with electricity production during the first nine months up almost 20% year-on-year. The value of TotalEnergies’ unique integrated model is illustrated by production assets (renewables and gas-fired power plants) and sales activities (B2B, B2C, trading) contributing equally to third quarter results. As part of its business model, TotalEnergies signed an agreement to divest 50% of two renewable asset portfolios in North America and France for ~$1.5 billion, demonstrating the ability to successfully valorize its portfolio.

Downstream delivered adjusted net operating income of $1.1 billion and cash flow of $1.7 billion, increasing by almost $500 million year-on-year as good availability of assets allowed the Company to successfully capture improved refining margins in Europe.

(1) Refer to Glossary pages 23 & 24 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 19 and following for reconciliation tables.

1

In the third quarter 2025, net investments reached $3.1 billion, benefiting from around $400 million of disposals net of acquisitions. Gearing at the end of the third quarter now stands at 17.3%, improving by 0.6% compared to the end of the second quarter 2025, benefiting from a $1.3 billion positive contribution of working capital. Upon observing the Company’s ability to deliver on its energy production growth objective, the Board of Directors has decided the distribution of the third interim dividend of 0.85 €/share for fiscal year 2025, an increase close to 7.6% compared to 2024 and at the same level as previous interim dividends. As announced on September 24th, the Board of Directors authorized share buybacks for up to $1.5 billion for the fourth quarter of 2025. The Board of Directors also approved the effective termination of its ADR (American Depositary Receipts) program, wherein the ADRs will be transformed into ordinary shares that will be listed on the NYSE from December 8, 2025.” 2

1. Highlights (2)* Upstream Start-up of Begonia and CLOV Phase 3 offshore fields, for a combined capacity of 60,000 b/d, in Angola Launch of Ratawi full field redevelopment phase 2 and of the construction of seawater treatment plant construction, part of the GGIP project in Iraq Divestment of interests in two unconventional blocks in the Vaca Muerta, in Argentina Divestment of interests in three Ekofisk satellite fields, in Norway Appointment of Nicola Mavilla as Senior Vice President Exploration Award of Nzombo offshore exploration license, in Congo Award of two offshore exploration blocks, in Nigeria Award of four offshore exploration blocks, in Liberia Integrated LNG FID of RGLNG T4, with a direct stake of 10% and offtake agreement of 1.5Mt/y for 20 years, in Texas Acquisition from Continental Resources of a 49% interest in producing natural gas assets in the Anadarko basin, in the United States Signature of an agreement with KOGAS for the supply of 1Mt/y of LNG over 10 years, starting in 2027 Integrated Power Signature of an agreement for the sale of 50% of a 1.4 GW renewables portfolio, in North America Award of ‘Centre Manche 2’ tender for the development of a 1.5 GW offshore wind project, in France Closing of the sale of 50% of a 270 MW renewables portfolio, in France Signature of an agreement for the sale of GreenFlex, a consulting firm in energy savings, to French Oteis Carbon footprint reduction and low-carbon molecules Transportation and storage of the first CO2 volumes in Northern Lights, in Norway Signature of an agreement for the farm-down of the Bifrost CO2 storage project, in Denmark Joint venture creation with Banque des Territoires to finance the deployment of EV (B2G) charging infrastructure, in France Signature of a memorandum of understanding with Veolia for further cooperation regarding the energy transition and the circular economy Signature of an agreement with NativState for sustainable forestry operations and preservation of carbon sinks, in the United States Innovation and Performance Signature of a partnership with Cognite for the deployment of industrial AI across all of TotalEnergies’ operated Upstream assets worldwide Signature of a strategic partnership with Emerson for the deployment of a global industrial data platform on all of TotalEnergies’ operational sites (2) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements. 3

2. Key figures from TotalEnergies' consolidated financial statements (1)

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars, except effective tax rate, earnings per share and number of shares	9M25	9M24	9M25 vs 9M24
10,295	9,690	+6%	10,048	Adjusted EBITDA (1)	30,489	32,614	-7%
4,659	4,390	+6%	4,635	Adjusted net operating income from business segments	13,841	15,574	-11%
2,169	1,974	+10%	2,482	Exploration & Production	6,594	7,699	-14%
852	1,041	-18%	1,063	Integrated LNG	3,187	3,437	-7%
571	574	-1%	485	Integrated Power	1,651	1,598	+3%
687	389	+77%	241	Refining & Chemicals	1,377	1,842	-25%
380	412	-8%	364	Marketing & Services	1,032	998	+3%
692	702	-1%	706	Contribution of equity affiliates to adjusted net income	2,109	1,963	+7%
37.7%	41.5%		38.0%	Effective tax rate (3)	40.2%	38.7%	
3,980	3,578	+11%	4,074	Adjusted net income (TotalEnergies share) (1)	11,750	13,858	-15%
1.77	1.57	+13%	1.74	Adjusted fully-diluted earnings per share (dollars) (4)	5.17	5.87	-12%
1.50	1.38	+9%	1.58	Adjusted fully-diluted earnings per share (euros) (5)	4.62	5.40	-14%
2,200	2,224	-1%	2,310	Fully-diluted weighted-average shares (millions)	2,225	2,327	-4%
3,683	2,687	+37%	2,294	Net income (TotalEnergies share)	10,221	11,802	-13%
3,473	4,819	-28%	4,102	Organic investments (1)	12,794	12,584	+2%
(381)	1,813	ns	1,662	Acquisitions net of assets sales (1)	1,851	1,382	+34%
3,092	6,632	-53%	5,764	Net investments (1)	14,645	13,966	+5%
7,061	6,618	+7%	6,821	Cash flow from operations excluding working capital (CFFO) (1)	20,671	22,766	-9%
7,443	6,943	+7%	7,009	Debt Adjusted Cash Flow (DACF) (1)	21,663	23,215	-7%
8,349	5,960	+40%	7,171	Cash flow from operating activities	16,872	18,347	-8%

Gearing (1) of 17.3% at September 30, 2025 vs 17.9% at June 30, 2025 and 12.9% at September 30, 2024

(3) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(4) In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.

(5) Average €-$ exchange rate: 1.1681 in the 3rd quarter 2025, 1.1338 in the 2nd quarter 2025, 1.0983 in the 3rd quarter 2024, 1.1188 in the first nine months of 2025 and 1.0871 in the first nine months of 2024.

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3. Key figures of environment, greenhouse gas emissions and production

3.1 Environment – liquids and gas price realizations, refining margins

3Q25	2Q25	3Q25 vs 2Q25	3Q24		9M25	9M24	9M25 vs 9M24
69.1	67.9	+2%	80.3	Brent ($/b)	70.9	82.8	-14%
3.1	3.5	-12%	2.2	Henry Hub ($/Mbtu)	3.5	2.2	+57%
11.3	11.9	-5%	11.5	TTF ($/Mbtu)	12.5	10.1	+24%
11.7	12.2	-4%	13.0	JKM ($/Mbtu)	12.7	11.2	+13%
66.5	65.6	+2%	77.0	Average price of liquids [(6),(7)] ($/b) Consolidated subsidiaries	67.9	78.9	-14%
5.50	5.63	-2%	5.78	Average price of gas [(6),(8)] ($/Mbtu) Consolidated subsidiaries	5.92	5.30	+12%
8.91	9.10	-2%	9.91	Average price of LNG [(6),(9)] ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.36	9.61	-3%
63.0	35.3	+78%	15.4	European Refining Margin Marker (ERM) [(6),(10)] ($/t)	42.6	44.0	-3%

3.2 Greenhouse gas emissions [(11)]

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Scope 1+2 emissions [(12)] ($MtCO_2e$)	9M25	9M24	9M25 vs 9M24
8.4	8.0	+5%	8.8	Scope 1+2 from operated facilities [(1)]	24.8	24.7	-
7.1	7.1	-	7.4	of which Oil & Gas	21.4	21.5	-
1.3	0.9	+44%	1.4	of which CCGT	3.4	3.2	+6%
11.0	10.6	+4%	11.3	Scope 1+2 - ESRS share [(1)]	32.7	32.5	+1%

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Methane emissions ($ktCH_4$)	9M25	9M24	9M25 vs 9M24
5	6	-17%	7	Methane emissions from operated facilities [(1)]	17	22	-23%

Estimated quarterly emissions.

Scope 1+2 emissions from Oil & Gas operated installations were down 4% year-on-year mainly due to the continuous decrease in flaring in Exploration & Production, despite 4% production growth.

First nine months of 2025 Scope 3 [(13)] Category 11 emissions are estimated to be about 250 Mt CO_2e.

(6) Does not include oil, gas and LNG trading activities, respectively.
(7) Sales in $ / Sales in volume for consolidated affiliates.
(8) Sales in $ / Sales in volume for consolidated affiliates.
(9) Sales in $ / Sales in volume for consolidated and equity affiliates.
(10) This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.
(11) The six greenhouse gases in the Kyoto protocol, namely CO_2, CH_4, N_2O, HFCs, PFCs and SF_6, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the 2021 IPCC report. HFCs, PFCs and SF_6 are virtually absent from the Company's emissions or are considered as non-material and are therefore no longer counted with effect from 2018. In CO_2 equivalent terms, nitrous oxide (N_2O) represents less than 1% of the Company's Scope 1+2 emissions.
(12) Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting and indirect emissions attributable to brought-in energy (electricity, heat, steam), net from potential energy sales, excluding purchased industrial gases (H_2). Unless stated otherwise, TotalEnergies reports Scope 2 GHG emissions using the market-based method defined by the GHG Protocol.
(13) If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. For TotalEnergies, in 2025, the calculation of Scope 3 GHG emissions for the oil value chain considers products sales (higher than production) and for the gas value chain, the marketable gas and condensates production (higher than gas sales, either as LNG or as direct sales to B2B/B2C customers). A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA's Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

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3.3 Production [14]

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Hydrocarbon production	9M25	9M24	9M25 vs 9M24
2,508	2,503	-	2,409	Hydrocarbon production (kboe/d)	2,523	2,437	+4%
1,407	1,343	+5%	1,324	Oil (including bitumen) (kb/d)	1,369	1,321	+4%
1,101	1,160	-5%	1,086	Gas (including condensates and associated NGL) (kboe/d)	1,154	1,116	+3%
2,508	2,503	-	2,409	Hydrocarbon production (kboe/d)	2,523	2,437	+4%
1,553	1,506	+3%	1,466	Liquids (kb/d)	1,525	1,475	+3%
5,182	5,395	-4%	5,093	Gas (Mcf/d)	5,409	5,174	+5%

Hydrocarbon production was 2,508 thousand barrels of oil equivalent per day in the third quarter 2025, up 4% year-on-year, and was comprised of:

- +6% due to start-ups and ramp-ups, including Mero-2, Mero-3 and Mero-4 in Brazil, Anchor and Ballymore in the United States, Fenix in Argentina and Tyra in Denmark,
- -1% mainly due to more planned maintenance this quarter,
- +2% due to a portfolio effect related to the acquisitions of SapuraOMV in Malaysia and interests in the Eagle Ford shale gas plays in Texas,
- -3% due to the natural field declines.

[14] Company production = E&P production + Integrated LNG production.

6

4. Analysis of business segments

4.1 Exploration & Production

4.1.1 Production

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Hydrocarbon production	9M25	9M24	9M25 vs 9M24
2,026	1,956	*+4%*	1,944	EP (kboe/d)	1,986	1,952	*+2%*
1,501	1,437	*+4%*	1,414	Liquids (kb/d)	1,460	1,415	*+3%*
2,782	2,767	*+1%*	2,830	Gas (Mcf/d)	2,799	2,865	*-2%*

4.1.2 Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars, except effective tax rate	9M25	9M24	9M25 vs 9M24
2,169	1,974	*+10%*	2,482	Adjusted net operating income	6,594	7,699	*-14%*
177	176	*+1%*	183	including adjusted income from equity affiliates	503	535	*-6%*
48.5%	50.1%		45.1%	Effective tax rate [15]	49.4%	46.9%	
1,922	3,053	*-37%*	2,330	Organic investments [1]	7,659	6,956	*+10%*
(53)	162	*ns*	(42)	Acquisitions net of assets sales [1]	225	51	*x4.4*
1,869	3,215	*-42%*	2,288	Net investments [1]	7,884	7,007	*+13%*
3,984	3,760	*+6%*	4,273	Cash flow from operations excluding working capital (CFFO) [1]	12,035	13,104	*-8%*
4,187	3,675	*+14%*	4,763	Cash flow from operating activities	11,128	12,888	*-14%*

Adjusted net operating income was $2,169 million, up 10% quarter-to-quarter in a similar price environment, outpacing Exploration & Production production growth of 4% compared to the second quarter 2025 thanks to the accretive impact of new barrels.

Cash flow from operations excluding working capital (CFFO) was $3,984 million, up 6% quarter-to-quarter, for the same reasons.

[15] Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

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4.2 Integrated LNG

4.2.1 Production

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Hydrocarbon production for LNG	9M25	9M24	9M25 vs 9M24
482	547	*-12%*	465	Integrated LNG (kboe/d)	537	485	*+11%*
52	69	*-24%*	52	Liquids (kb/d)	65	60	*+8%*
2,400	2,628	*-9%*	2,263	Gas (Mcf/d)	2,610	2,309	*+13%*

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Liquefied Natural Gas in Mt	9M25	9M24	9M25 vs 9M24
10.4	10.6	*-1%*	9.5	Overall LNG sales	31.6	29.0	*+9%*
3.4	3.9	*-13%*	3.8	incl. Sales from equity production*	11.2	11.6	*-3%*
9.2	9.4	*-2%*	8.4	incl. Sales by TotalEnergies from equity production and third party purchases	28.0	25.3	*+11%*

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was down 12% this quarter compared to the second quarter 2025, primarily due to planned turnaround at Ichthys LNG in Australia.

Quarterly LNG sales were stable over the quarter, with third party purchases offsetting lower sales from equity production.

4.2.2 Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars, except the average price of LNG	9M25	9M24	9M25 vs 9M24
8.91	9.10	*-2%*	9.91	Average price of LNG ($/Mbtu) * Consolidated subsidiaries and equity affiliates	9.36	9.61	*-3%*
852	1,041	*-18%*	1,063	Adjusted net operating income	3,187	3,437	*-7%*
423	513	*-18%*	538	including adjusted income from equity affiliates	1,471	1,453	*+1%*
330	743	*-56%*	451	Organic investments (1)	1,825	1,615	*+13%*
(134)	110	*ns*	65	Acquisitions net of assets sales (1)	116	251	*-54%*
196	853	*-77%*	516	Net investments (1)	1,941	1,866	*+4%*
1,134	1,159	*-2%*	888	Cash flow from operations excluding working capital (CFFO) (1)	3,542	3,456	*+2%*
789	539	*+46%*	830	Cash flow from operating activities	3,071	2,971	*+3%*

* Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

Adjusted net operating income for Integrated LNG was $852 million, down 18% this quarter primarily due to the planned turnaround at Ichthys LNG in Australia.

Cash flow from operations excluding working capital (CFFO) was $1,134 million, in line with the second quarter under similar market conditions (average LNG price around $9/Mbtu).

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4.3 Integrated Power

4.3.1 Productions, capacities, clients and sales

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Integrated Power	9M25	9M24	9M25 vs 9M24
12.6	11.6	+9%	11.1	Net power production (TWh) *	35.5	29.7	+19%
8.2	8.4	-2%	6.7	o/w production from renewables	23.3	19.6	+19%
4.5	3.2	+40%	4.4	o/w production from gas flexible capacities	12.2	10.2	+20%
25.2	24.0	+5%	21.6	Portfolio of power generation net installed capacity (GW) **	25.2	21.6	+16%
18.7	17.4	+7%	14.5	o/w renewables	18.7	14.5	+29%
6.5	6.5	-	7.1	o/w gas flexible capacities	6.5	7.1	-9%
106.0	104.1	+2%	89.6	Portfolio of renewable power generation gross capacity (GW) **,***	106.0	89.6	+18%
32.3	30.2	+7%	24.2	o/w installed capacity	32.3	24.2	+34%
6.0	6.0	-1%	6.0	Clients power - BtB and BtC (Million) **	6.0	6.0	-
2.7	2.7	-1%	2.8	Clients gas - BtB and BtC (Million) **	2.7	2.8	-2%
10.6	10.5	-	10.9	Sales power - BtB and BtC (TWh)	35.6	36.9	-3%
11.6	14.9	-22%	13.9	Sales gas - BtB and BtC (TWh)	62.2	68.4	-9%

* Solar, wind, hydroelectric and gas flexible capacities.
** End of period data.
*** Includes 18.99% of Adani Green Energy Ltd's gross capacity, 50% of Clearway Energy Group's gross capacity and 49% of Casa dos Ventos' gross capacity.

Net power production increased by 9% over the quarter, reaching 12.6 TWh, mainly driven by increased output from flexible generation capacity in Europe.

Gross installed renewable power generation capacity totaled 32.3 GW at the end of the third quarter of 2025, representing an increase of 2.1 GW compared to the end of the second quarter of 2025, and more than 8 GW year-on-year.

4.3.2 Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
571	574	-1%	485	Adjusted net operating income	1,651	1,598	+3%
48	22	x2.2	29	including adjusted income from equity affiliates	114	25	x4.6
596	421	+42%	707	Organic investments (1)	1,663	2,246	-26%
(147)	1,568	ns	1,529	Acquisitions net of assets sales (1)	1,658	2,176	-24%
449	1,989	-77%	2,236	Net investments (1)	3,321	4,422	-25%
611	562	+9%	636	Cash flow from operations excluding working capital (CFFO) (1)	1,770	1,951	-9%
674	799	-16%	373	Cash flow from operating activities	1,074	1,771	-39%

Adjusted net operating income for Integrated Power was $571 million, stable over the quarter.

Cash flow from operations excluding working capital (CFFO) was $611 million for the quarter, in line with annual guidance, and was comprised of $299 million from production activities (including renewables and gas-fired power plants) and $312 million from marketing activities (including B2B, B2C and trading).

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4.4 Downstream (Refining & Chemicals and Marketing & Services)

4.4.1 Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
1,067	801	*+33%*	605	Adjusted net operating income	2,409	2,840	*-15%*
590	532	*+11%*	561	Organic investments (1)	1,508	1,649	*-9%*
(45)	(27)	*ns*	112	Acquisitions net of assets sales (1)	(147)	(1,090)	*ns*
545	505	*+8%*	673	Net investments (1)	1,361	559	*x2.4*
1,653	1,483	*+11%*	1,177	Cash flow from operations excluding working capital (CFFO) (1)	4,253	4,723	*-10%*
3,126	1,515	*x2.1*	1,145	Cash flow from operating activities	3,226	2,099	*+54%*

4.5 Refining & Chemicals

4.5.1 Refinery and petrochemicals throughput and utilization rates

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Refinery throughput and utilization rate	9M25	9M24	9M25 vs 9M24
1,478	1,589	*-7%*	1,539	Total refinery throughput (kb/d)	1,538	1,493	*+3%*
481	463	*+4%*	451	France	460	421	*+9%*
595	632	*-6%*	625	Rest of Europe	618	627	*-1%*
402	494	*-19%*	463	Rest of world	461	445	*+4%*
84%	90%		86%	Utilization rate based on crude only*	87%	83%	

* Based on distillation capacity at the beginning of the year, excluding the African refinery SIR (divested) from 3rd quarter 2024 and the African refinery Natref (divested) during the 4th quarter 2024.

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Petrochemicals production and utilization rate	9M25	9M24	9M25 vs 9M24
1,326	1,164	*+14%*	1,314	Monomers* (kt)	3,740	3,850	*-3%*
1,174	1,127	*+4%*	1,167	Polymers (kt)	3,474	3,352	*+4%*
84%	74%		85%	Steam cracker utilization rate**	79%	79%	

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Refinery throughput was down 7% quarter-on-quarter due to turnarounds on the Port Arthur and HTC platforms.

Petrochemicals output was up 14% for monomers and 4% for polymers, mainly due to the end of the cracker turnaround at the Normandie platform.

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4.5.2 Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars, except ERM	9M25	9M24	9M25 vs 9M24
63.0	35.3	*+78%*	15.4	European Refining Margin Marker (ERM) ($/t) *	42.6	44.0	*-3%*
687	389	*+77%*	241	Adjusted net operating income	1,377	1,842	*-25%*
387	333	*+16%*	329	Organic investments (1)	956	1,130	*-15%*
(2)	(24)	*ns*	34	Acquisitions net of assets sales (1)	(26)	(81)	*ns*
385	309	*+25%*	363	Net investments (1)	930	1,049	*-11%*
1,015	772	*+31%*	530	Cash flow from operations excluding working capital (CFFO) (1)	2,420	2,938	*-18%*
2,839	887	*x3.2*	564	Cash flow from operating activities	1,743	(24)	*ns*

* This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

Adjusted net operating income reached $687 million in the third quarter 2025 and cash flow from operations excluding working capital (CFFO) was $1,015 million, increasing by almost $500 million year-on-year as the Company captured improved refining margins in Europe thanks to the high availability of its assets.

4.6 Marketing & Services

4.6.1 Petroleum product sales

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Sales in kb/d*	9M25	9M24	9M25 vs 9M24
1,269	1,324	*-4%*	1,383	Total Marketing & Services sales	1,286	1,353	*-5%*
744	790	*-6%*	795	Europe	749	761	*-2%*
525	534	*-2%*	588	Rest of world	537	592	*-9%*

* Excludes trading and bulk refining sales.

Sales of petroleum products are down 8% year-on-year as a result of focusing the portfolio on higher margin activities.

4.6.2 Results

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
380	412	*-8%*	364	Adjusted net operating income	1,032	998	*+3%*
203	199	*+2%*	232	Organic investments (1)	552	519	*+6%*
(43)	(3)	*ns*	78	Acquisitions net of assets sales (1)	(121)	(1,009)	*ns*
160	196	*-18%*	310	Net investments (1)	431	(490)	*ns*
638	711	*-10%*	647	Cash flow from operations excluding working capital (CFFO) (1)	1,833	1,785	*+3%*
287	628	*-54%*	581	Cash flow from operating activities	1,483	2,123	*-30%*

Marketing & Services adjusted net operating income was $380 million in the third quarter of 2025, up 4% year-on-year despite lower volumes, reflecting improved unit margins.

Cash flow from operations excluding working capital (CFFO) was $638 million, stable year-on-year for the same reasons.

11

5. TotalEnergies results 5.1 Adjusted net operating income from business segments Adjusted net operating income from business segments was $4,659 million in the third quarter of 2025, compared to $4,390 million in the second quarter, driven by the accretive production growth of Exploration & Production and higher refining margins in Europe. 5.2 Adjusted net income (1) (TotalEnergies share) TotalEnergies’ adjusted net income was $3,980 million in the third quarter of 2025 versus $3,578 million in the second quarter, for the same reasons. Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value. Adjustments to net income were ($0.3) billion in the third quarter of 2025, consisting mainly of: $0.3 billion of capital gains/losses on asset sales, related to the divestment of two blocks in Argentina ($0.3) billion of exceptional provisions and depreciations, ($0.3) billion of changes in fair value, stock variation and other items. TotalEnergies’ average tax rate was 37.7% in the third quarter of 2025 versus 41.5% in the second quarter of 2025 mainly due to the increase of the relative weight of Refining and Chemicals and the reduction of the relative weight of North Sea countries in the Company's results. 5.3 Adjusted earnings per share Adjusted fully-diluted earnings per share were: $1.77 in the third quarter 2025, based on 2,200 million weighted average diluted shares, compared to $1.57 in the second quarter. $5.17 in first nine months of 2025, based on 2,225 million weighted average diluted shares, compared to $5.87 a year ago. As of September 30, 2025, the number of diluted shares was 2,188 million. TotalEnergies repurchased*: 36.8 million shares in the third quarter 2025, for $2.3 billion, 99 million shares in the first nine months of 2025, for $6.0 billion. * 5.4 Acquisitions – asset sales Acquisitions were: $474 million in the third quarter of 2025, notably related to the closing of the acquisition of the Tungsten Explorer drillship in a joint venture with Vantage, $3,416 million in the first nine months of 2025, notably related to the above item, as well as the finalization of the VSB acquisition and the acquisition of an additional 10% interest in the Moho field in Congo. Divestments were: $855 million in the third quarter of 2025, notably related to the divestment of two unconventional blocks in Argentina and the sale of a 50% interest in a renewables portfolio in France, $1,565 million in the first nine months of 2025, notably related to the above items, as well as the sale of a 50% interest in a renewables portfolio in Portugal and the divestment of interests in the Nkossa and Nsoko II permits in Congo and fuel distribution activities in Brazil. * Including coverage of employees share grant plans. 12

5.5 Net cash flow [1]

TotalEnergies' net cash flow in the third quarter of 2025 was $3,969 million, compared to ($14) million in the previous quarter, due to a $443 million increase in CFFO and a $3,540 million decrease in net investments over the quarter.

2025 third quarter cash flow from operating activities was $8,349 million versus CFFO of $7,061 million, benefiting from a $1.3 billion positive contribution to working capital.

5.6 Profitability

Return on equity was 14.2% for the twelve months ended September 30, 2025.

In millions of dollars	October 1, 2024 September 30, 2025	July 1, 2024 June 30, 2025	October 1, 2023 September 30, 2024
Adjusted net income (TotalEnergies share) [1]	16,431	16,535	19,398
Average adjusted shareholders' equity	116,051	117,441	116,572
Return on equity (ROE)	**14.2%**	**14.1%**	**16.6%**

Return on average capital employed [1] was 12.4% for the twelve months ended September 30, 2025.

In millions of dollars	October 1, 2024 September 30, 2025	July 1, 2024 June 30, 2025	October 1, 2023 September 30, 2024
Adjusted net operating income [1]	18,204	18,184	20,701
Average capital employed [1]	146,636	146,456	142,195
ROACE [1]	**12.4%**	**12.4%**	**14.6%**

6. TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to €2,626 million in the third quarter of 2025, compared to €4,098 million in the second quarter.

7. Annual 2025 Sensitivities [16]

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price [17]	+/- 10 $/b	+/- 2.3 B$	+/- 2.8 B$
European gas price - TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

(16) Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2025. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

(17) In a 70-80 $/b Brent environment.

13

8. Outlook In the context of continued uncertainty in the geopolitical and macroeconomic environment, oil prices are trending downwards, facing an abundant supply that is fueled by production from non-OPEC countries (Guyana, Brazil, US) and OPEC+'s decision to unwind some voluntary productions cuts. At the beginning of the fourth quarter of 2025, refining margins remain above $50/t reflecting disruptions of diesel flows and low inventory levels. Forward European gas prices remain sustained at around $11/Mbtu for the fourth quarter of 2025 and winter 2025/26 due to anticipated winter consumption. Given the evolution of oil and gas prices in recent months and the lag effect on pricing formulas, TotalEnergies anticipates an average LNG selling price of $8.5/Mbtu for the fourth quarter of 2025. Hydrocarbon production in the fourth quarter of 2025 is expected to be between 2.525 and 2.575 Mboe/d, growing over 4% compared to the fourth quarter of 2024, notably benefiting from the restart of Ichthys LNG. Taking into account planned turnarounds at Antwerp and SATORP in Saudi Arabia, the utilization rate should be between 80% and 84% in the fourth quarter. The Company anticipates net investments for the full year will be within the $17-17.5 billion guidance range based on organic investments and expected disposals in the fourth quarter. Fourth quarter disposals are estimated to total $2 billion, including the closing of Nigeria and Norway divestitures for Exploration & Production as well as farm-downs of renewable assets in North America and Greece for Integrated Power. Given forecasted divestments net of acquisitions of $1.5 billion in the fourth quarter 2025 and an anticipated positive contribution from working capital, gearing at the end of 2025 is expected to be 15-16%. * * * * To listen to the conference call with Chairman & CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 1:00pm (Paris time), please log on to totalenergies.com or dial +33 (0) 1 70 91 87 04, +44 (0) 12 1281 8004 or +1 718 705 8796. The conference replay will be available on the Company's website totalenergies.com after the event. * * * * TotalEnergies contacts Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com 14

9. Operating information by segment

9.1 Company's production (Exploration & Production + Integrated LNG)

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Combined liquids and gas production by region (kboe/d)	9M25	9M24	9M25 vs 9M24
515	522	*-1%*	556	Europe	536	563	*-5%*
433	424	*+2%*	452	Africa	427	454	*-6%*
864	850	*+2%*	799	Middle East and North Africa	854	813	*+5%*
476	436	*+9%*	388	Americas	446	366	*+22%*
220	271	*-19%*	214	Asia-Pacific	260	241	*+8%*
2,508	2,503	-	2,409	Total production	2,523	2,437	*+4%*
361	374	*-3%*	371	includes equity affiliates	375	359	*+5%*

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Liquids production by region (kb/d)	9M25	9M24	9M25 vs 9M24
204	203	*+1%*	221	Europe	207	224	*-7%*
317	309	*+3%*	329	Africa	312	328	*-5%*
696	673	*+3%*	637	Middle East and North Africa	684	649	*+5%*
249	217	*+15%*	189	Americas	223	176	*+27%*
87	104	*-16%*	90	Asia-Pacific	99	98	*+1%*
1,553	1,506	*+3%*	1,466	Total production	1,525	1,475	*+3%*
161	158	*+2%*	154	includes equity affiliates	161	153	*+5%*

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Gas production by region (Mcf/d)	9M25	9M24	9M25 vs 9M24
1,675	1,720	*-3%*	1,812	Europe	1,771	1,832	*-3%*
588	579	*+2%*	632	Africa	578	633	*-9%*
928	973	*-5%*	888	Middle East and North Africa	940	896	*+5%*
1,260	1,214	*+4%*	1,100	Americas	1,237	1,055	*+17%*
731	909	*-20%*	661	Asia-Pacific	883	758	*+16%*
5,182	5,395	*-4%*	5,093	Total production	5,409	5,174	*+5%*
1,120	1,173	*-4%*	1,190	includes equity affiliates	1,176	1,120	*+5%*

15

9.2 Downstream (Refining & Chemicals and Marketing & Services)

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Petroleum product sales by region (kb/d)	9M25	9M24	9M25 vs 9M24
1,839	1,904	*-3%*	1,932	Europe	1,806	1,849	*-2%*
566	616	*-8%*	585	Africa	600	578	*+4%*
978	1,057	*-7%*	1,091	Americas	1,036	1,038	-
1,128	856	*+32%*	747	Rest of world	976	699	*+40%*
4,510	4,432	*+2%*	4,355	Total consolidated sales	4,418	4,164	*+6%*
354	379	*-7%*	395	Includes bulk sales	359	397	*-10%*
2,887	2,729	*+6%*	2,578	Includes trading	2,773	2,414	*+15%*

3Q25	2Q25	3Q25 vs 2Q25	3Q24	Petrochemicals production* (kt)	9M25	9M24	9M25 vs 9M24
976	832	*+17%*	954	Europe	2,792	2,844	*-2%*
773	750	*+3%*	765	Americas	2,217	2,166	*+2%*
751	709	*+6%*	762	Middle East and Asia	2,205	2,192	*+1%*

* Olefins, polymers.

16

9.3 Integrated Power

9.3.1 Net power production

Net power production (TWh)	3Q25						2Q25					
	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**
France	0.3	0.2	-	0.6	0.0	**1.1**	0.2	0.2	-	0.5	0.0	**1.0**
Rest of Europe	0.2	0.4	0.2	1.5	0.1	**2.5**	0.2	0.5	0.2	1.0	0.1	**2.0**
Africa	0.0	-	-	-	0.1	**0.1**	0.0	-	-	-	0.1	**0.1**
Middle East	0.3	-	-	0.3	-	**0.5**	0.3	-	-	0.3	-	**0.5**
North America	1.4	0.5	-	2.1	-	**4.0**	1.3	0.6	-	1.4	-	**3.3**
South America	0.1	1.0	-	-	-	**1.1**	0.1	0.9	-	-	-	**1.0**
India	2.2	0.5	-	-	-	**2.8**	2.5	0.6	-	-	-	**3.1**
Pacific Asia	0.4	0.0	0.0	-	-	**0.5**	0.4	0.0	0.1	-	-	**0.5**
Total	**5.0**	**2.6**	**0.3**	**4.5**	**0.2**	**12.6**	**5.1**	**2.8**	**0.3**	**3.2**	**0.2**	**11.6**

9.3.2 Installed power generation net capacity

Installed power generation net capacity (GW) [18]	3Q25						2Q25					
	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**
France	0.7	0.5	-	2.7	0.2	**4.1**	0.8	0.5	-	2.7	0.2	**4.2**
Rest of Europe	0.6	1.1	0.3	2.1	0.2	**4.2**	0.5	1.0	0.3	2.1	0.2	**4.0**
Africa	0.0	-	-	-	0.1	**0.1**	0.0	-	-	-	0.1	**0.1**
Middle East	0.5	-	-	0.3	-	**0.8**	0.5	-	-	0.3	-	**0.8**
North America	3.3	0.9	-	1.5	0.5	**6.2**	2.8	0.9	-	1.5	0.4	**5.5**
South America	0.4	1.1	-	-	-	**1.5**	0.4	1.0	-	-	-	**1.4**
India	6.4	0.6	-	-	-	**7.0**	6.0	0.6	-	-	-	**6.6**
Pacific Asia	1.1	0.0	0.2	-	-	**1.3**	1.1	0.0	0.2	-	-	**1.3**
Total	**13.0**	**4.2**	**0.5**	**6.5**	**1.0**	**25.2**	**12.2**	**4.0**	**0.5**	**6.5**	**0.8**	**24.0**

[18] End-of-period data.

17

9.3.3 Power generation gross capacity from renewables

Installed power generation gross capacity from renewables (GW) [19],[20]	3Q25 Solar	3Q25 Onshore Wind	3Q25 Offshore Wind	3Q25 Other	3Q25 Total	2Q25 Solar	2Q25 Onshore Wind	2Q25 Offshore Wind	2Q25 Other	2Q25 Total
France	1.3	0.9	0.0	0.2	**2.4**	1.3	0.9	0.0	0.2	**2.3**
Rest of Europe	0.6	1.6	1.1	0.3	**3.7**	0.6	1.5	1.1	0.3	**3.5**
Africa	0.1	0.0	0.0	0.3	**0.4**	0.1	0.0	0.0	0.3	**0.4**
Middle East	1.3	0.0	0.0	0.0	**1.3**	1.3	0.0	0.0	0.0	**1.3**
North America	6.9	2.3	0.0	1.0	**10.3**	6.1	2.3	0.0	0.8	**9.3**
South America	0.5	1.8	0.0	0.0	**2.2**	0.4	1.5	0.0	0.0	**1.9**
India	9.1	0.7	0.0	0.0	**9.7**	8.5	0.6	0.0	0.0	**9.2**
Asia-Pacific	1.7	0.0	0.6	0.0	**2.4**	1.7	0.0	0.6	0.0	**2.4**
Total	**21.5**	**7.2**	**1.8**	**1.8**	**32.3**	**20.0**	**6.8**	**1.8**	**1.6**	**30.2**

Power generation gross capacity from renewables in construction (GW) [19],[20]	3Q25 Solar	3Q25 Onshore Wind	3Q25 Offshore Wind	3Q25 Other	3Q25 Total	2Q25 Solar	2Q25 Onshore Wind	2Q25 Offshore Wind	2Q25 Other	2Q25 Total
France	0.2	0.2	0.0	0.0	**0.4**	0.3	0.1	0.0	0.0	**0.4**
Rest of Europe	0.5	0.1	0.8	0.3	**1.7**	0.5	0.2	0.8	0.3	**1.9**
Africa	0.5	0.1	0.0	0.1	**0.7**	0.5	0.1	0.0	0.1	**0.7**
Middle East	1.7	0.2	0.0	0.0	**2.0**	1.7	0.2	0.0	0.0	**2.0**
North America	1.2	0.0	0.0	0.2	**1.3**	1.2	0.0	0.0	0.5	**1.7**
South America	0.8	0.2	0.0	0.3	**1.3**	0.9	0.4	0.0	0.2	**1.4**
India	1.4	0.0	0.0	0.0	**1.4**	1.6	0.0	0.0	0.0	**1.6**
Asia-Pacific	0.4	0.0	0.0	0.0	**0.4**	0.1	0.0	0.0	0.0	**0.1**
Total	**6.7**	**0.8**	**0.8**	**0.9**	**9.2**	**6.7**	**1.1**	**0.8**	**1.2**	**9.8**

Power generation gross capacity from renewables in development (GW) [19],[20]	3Q25 Solar	3Q25 Onshore Wind	3Q25 Offshore Wind	3Q25 Other	3Q25 Total	2Q25 Solar	2Q25 Onshore Wind	2Q25 Offshore Wind	2Q25 Other	2Q25 Total
France	1.0	0.5	1.5	0.0	**2.9**	1.0	0.5	0.0	0.0	**1.6**
Rest of Europe	5.8	1.8	14.3	3.2	**25.1**	6.4	1.7	14.3	2.9	**25.3**
Africa	0.3	0.2	0.0	0.0	**0.5**	0.5	0.2	0.0	0.0	**0.7**
Middle East	0.5	0.0	0.0	0.0	**0.5**	0.6	0.0	0.0	0.0	**0.6**
North America	10.4	3.6	4.1	5.3	**23.4**	10.9	3.7	4.1	4.6	**23.3**
South America	1.3	1.3	0.0	0.0	**2.7**	1.2	1.4	0.0	0.0	**2.6**
India	1.6	0.1	0.0	0.0	**1.7**	2.0	0.1	0.0	0.0	**2.1**
Asia-Pacific	3.0	1.1	2.6	1.1	**7.7**	3.2	1.1	2.6	1.1	**7.9**
Total	**23.9**	**8.5**	**22.5**	**9.6**	**64.4**	**25.8**	**8.6**	**21.0**	**8.6**	**64.1**

(19) Includes 18.99% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.
(20) End-of-period data.

18

10. Alternative Performance Measures (Non-GAAP measures)

10.1 Adjustment items to net income (TotalEnergies share)

3Q25	2Q25	3Q24	In millions of dollars	9M25	9M24
3,683	**2,687**	**2,294**	**Net income (TotalEnergies share)**	**10,221**	**11,802**
(93)	(340)	(1,337)	Special items affecting net income (TotalEnergies share)	(541)	(806)
284	-	-	Gain (loss) on asset sales	284	1,397
(7)	-	(10)	Restructuring charges	(7)	(21)
(286)	(209)	(1,100)	Impairments	(495)	(1,744)
(84)	(131)	(227)	Other	(323)	(438)
(32)	(268)	(359)	After-tax inventory effect : FIFO vs. replacement cost	(378)	(555)
(172)	(283)	(84)	Effect of changes in fair value	(610)	(695)
(297)	**(891)**	**(1,780)**	**Total adjustments affecting net income**	**(1,529)**	**(2,056)**
3,980	**3,578**	**4,074**	**Adjusted net income (TotalEnergies share)**	**11,750**	**13,858**

19

10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
3,683	**2,687**	***+37%***	**2,294**	**Net income (TotalEnergies share)**	**10,221**	**11,802**	***-13%***
297	891	*-67%*	1,780	Less: adjustment items to net income (TotalEnergies share)	1,529	2,056	*-26%*
3,980	**3,578**	***+11%***	**4,074**	**Adjusted net income (TotalEnergies share)**	**11,750**	**13,858**	***-15%***
				Adjusted items			
80	60	*+33%*	90	Add: non-controlling interests	210	257	*-18%*
2,281	2,328	*-2%*	2,369	Add: income taxes	7,314	8,337	*-12%*
3,277	3,106	*+6%*	3,048	Add: depreciation, depletion and impairment of tangible assets and mineral interests	9,381	8,952	*+5%*
104	96	*+8%*	103	Add: amortization and impairment of intangible assets	283	282	-
808	816	*-1%*	797	Add: financial interest on debt	2,349	2,230	*+5%*
(235)	(294)	*ns*	(433)	Less: financial income and expense from cash & cash equivalents	(798)	(1,302)	*ns*
10,295	**9,690**	***+6%***	**10,048**	**Adjusted EBITDA**	**30,489**	**32,614**	***-7%***

10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
				Adjusted items			
43,844	44,676	*-2%*	47,429	Revenues from sales	136,419	148,495	*-8%*
(26,940)	(28,533)	*ns*	(30,856)	Purchases, net of inventory variation	(86,036)	(95,695)	*ns*
(7,555)	(7,588)	*ns*	(7,147)	Other operating expenses	(22,685)	(22,391)	*ns*
(64)	(97)	*ns*	(101)	Exploration costs	(242)	(286)	*ns*
303	544	*-44%*	59	Other income	1,094	445	*x2.5*
(101)	(233)	*ns*	(121)	Other expense, excluding amortization and impairment of intangible assets	(550)	(283)	*ns*
324	422	*-23%*	293	Other financial income	1,040	1,008	*+3%*
(208)	(203)	*ns*	(214)	Other financial expense	(660)	(642)	*ns*
692	702	*-1%*	706	Net income (loss) from equity affiliates	2,109	1,963	*+7%*
10,295	**9,690**	***+6%***	**10,048**	**Adjusted EBITDA**	**30,489**	**32,614**	***-7%***
				Adjusted items			
(3,277)	(3,106)	*ns*	(3,048)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(9,381)	(8,952)	*ns*
(104)	(96)	*ns*	(103)	Less: amortization of intangible assets	(283)	(282)	*ns*
(808)	(816)	*ns*	(797)	Less: financial interest on debt	(2,349)	(2,230)	*ns*
235	294	*-20%*	433	Add: financial income and expense from cash & cash equivalents	798	1,302	*-39%*
(2,281)	(2,328)	*ns*	(2,369)	Less: income taxes	(7,314)	(8,337)	*ns*
(80)	(60)	*ns*	(90)	Less: non-controlling interests	(210)	(257)	*ns*
(297)	(891)	*ns*	(1,780)	Add: adjustment (TotalEnergies share)	(1,529)	(2,056)	*ns*
3,683	**2,687**	***+37%***	**2,294**	**Net income (TotalEnergies share)**	**10,221**	**11,802**	***-13%***

20

10.3 Investments – Divestments

Reconciliation of Cash flow used in investing activities to Net investments

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
3,203	**6,689**	***-52%***	**5,562**	**Cash flow used in investing activities (a)**	**14,697**	**13,587**	***+8%***
-	-	*ns*	-	Other transactions with non-controlling interests (b)	-	-	*ns*
45	54	*-17%*	57	Organic loan repayment from equity affiliates (c)	105	31	*x3.4*
(242)	(221)	*ns*	-	Change in debt from renewable projects financing (d) *	(463)	-	*ns*
84	90	*-7%*	119	Capex linked to capitalized leasing contracts (e)	282	319	*-12%*
2	20	*-90%*	26	Expenditures related to carbon credits (f)	24	29	*-17%*
3,092	**6,632**	***-53%***	**5,764**	**Net investments (a + b + c + d + e + f = g - i + h)**	**14,645**	**13,966**	***+5%***
(381)	1,813	*ns*	1,662	of which acquisitions net of assets sales (g-i)	1,851	1,382	*+34%*
474	2,106	*-77%*	1,795	Acquisitions (g)	3,416	3,413	-
855	293	*x2.9*	133	Asset sales (i)	1,565	2,031	*-23%*
121	67	*81%*	-	Change in debt (partner share) and capital gain from renewable project sales	188	-	*ns*
3,473	4,819	*-28%*	4,102	of which organic investments (h)	12,794	12,584	*+2%*
74	37	*99%*	148	Capitalized exploration	222	394	*-44%*
408	425	*-4%*	458	Increase in non-current loans	1,401	1,585	*-12%*
(449)	(256)	*ns*	(140)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(808)	(464)	*ns*
(121)	(154)	*ns*	-	Change in debt from renewable projects (TotalEnergies share)	(275)	-	*ns*

* Change in debt from renewable projects (TotalEnergies share and partner share).

10.4 Cash flow

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

3Q25	2Q25	3Q25 vs 2Q25	3Q24	In millions of dollars	9M25	9M24	9M25 vs 9M24
8,349	**5,960**	***+40%***	**7,171**	**Cash flow from operating activities (a)**	**16,872**	**18,347**	***-8%***
1,382	(246)	*ns*	871	(Increase) decrease in working capital (b) *	(3,180)	(3,581)	*ns*
(55)	(272)	*ns*	(464)	Inventory effect (c)	(434)	(807)	*ns*
(6)	86	*ns*	-	Capital gain from renewable project sales (d)	80	-	*ns*
45	54	*-17%*	57	Organic loan repayments from equity affiliates (e)	105	31	*x3.4*
7,061	**6,618**	***+7%***	**6,821**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**20,671**	**22,766**	***-9%***
(382)	(325)	*ns*	(188)	Financial charges	(992)	(449)	*ns*
7,443	**6,943**	***+7%***	**7,009**	**Debt Adjusted Cash Flow (DACF)**	**21,663**	**23,215**	***-7%***
3,473	4,819	*-28%*	4,102	Organic investments (g)	12,794	12,584	*+2%*
3,588	**1,799**	***+99%***	**2,719**	**Free cash flow after organic investments (f - g)**	**7,877**	**10,182**	***-23%***
3,092	6,632	*-53%*	5,764	Net investments (h)	14,645	13,966	*+5%*
3,969	**(14)**	***ns***	**1,057**	**Net cash flow (f - h)**	**6,026**	**8,800**	***-32%***

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

21

10.5 Gearing ratio

In millions of dollars	09/30/2025	06/30/2025	09/30/2024
Current borrowings *	11,830	12,570	11,805
Other current financial liabilities	568	861	488
Current financial assets * ' **	(4,607)	(4,872)	(5,780)
Net financial assets classified as held for sale *	49	41	204
Non-current financial debt *	41,296	39,161	37,824
Non-current financial assets *	(1,168)	(1,410)	(1,307)
Cash and cash equivalents	(23,415)	(20,424)	(25,672)
Net debt (a)	**24,553**	**25,927**	**17,562**
Shareholders' equity (TotalEnergies share)	115,281	116,642	116,059
Non-controlling interests	2,384	2,360	2,557
Shareholders' equity (b)	**117,665**	**119,002**	**118,616**
Gearing = a / (a+b)	**17.3%**	**17.9%**	**12.9%**
Leases (c)	*8,827*	*8,907*	*8,338*
Gearing including leases (a+c) / (a+b+c)	*22.1%*	*22.6%*	*17.9%*

* Excludes leases receivables and leases debts.
** Including initial margins held as part of the Company's activities on organized markets.

Gearing was 17.3% at the end of September 2025 due to the seasonal effect of working capital variation and investment pace. Normalized gearing is between 15% and 16%.

10.6 Return on average capital employed

Twelve months ended September 30, 2025

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	8,899	4,619	2,226	1,695	1,394	18,204
Capital employed at 09/30/2024	64,859	39,460	24,589	9,050	7,325	143,297
Capital employed at 09/30/2025	66,102	43,872	26,960	7,123	7,565	149,974
ROACE	**13.6%**	**11.1%**	**8.6%**	**21.0%**	**18.7%**	**12.4%**

10.7 Payout

In millions of dollars	9M25	9M24	2024
Dividend paid (parent company shareholders)	5,961	5,719	7,717
Repayment of treasury shares excluding fees and taxes	5,997	5,999	7,970
Payout ratio	**56%**	**49%**	**50%**

22

GLOSSARY Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities. Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector). Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items. Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below. Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE). Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders. Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates. Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments. Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet. Normalized Gearing: indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital. Net cash flow (or free cash-flow) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks. 23

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary. Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth. Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset. Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder. Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers. 24

Disclaimer: The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. This press release presents the results for the third quarter of 2025 and first nine months of 2025 from the condensed consolidated financial statements of TotalEnergies SE as of September 30, 2025 (unaudited). The condensed consolidated financial statements of TotalEnergies SE as of September 30, 2025 have been subject to a limited review by the Statutory Auditors. The notes to the condensed consolidated financial statements are available on the website totalenergies.com. This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) the financial condition, results of operations, business activities and strategy of TotalEnergies, (ii) expectations regarding returns to stockholders, including with respect to future dividends and share buybacks, (iii) the contemplated conversion of the American Depositary Receipts (ADR), including the termination of the ADR program in connection therewith and (iv) the contemplated listing of TotalEnergies’ ordinary shares on the New York Stock Exchange (“NYSE”). This document may also contain statements regarding the perspectives, objectives and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics, and other risk factors described from time to time in the Company’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC. The initial and continued listing of ordinary shares on the NYSE, as well as the contemplated structure to support such listing, remain at the discretion of TotalEnergies’ management, subject to compliance with applicable law and the rules in force on the NYSE, and the implementation and maintenance of the contemplated structure to support such listing. Future interim or final annual dividends payments beyond the interim dividend payable on April 2, 2026 (or April 23, 2026 for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board. Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC. Additionally, the developments of climate change and other environmental-or social related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social-related issues, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted net operating income, adjusted net income), net cash flow, free cash flow after organic investments, normalized gearing, return on equity (ROE), return on average capital employed (ROACE), gearing ratio, cash flow from operations excluding working capital, debt adjusted cash flow, and the payout ratio. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years. (ii) The inventory valuation effect In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. 25

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods. (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. The adjusted results (adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. U.S. Investors are reminded that we are a French Societas Europaea and therefore the rights of our shareholders under French law differ from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. Société Générale will act in France as registered intermediary (intermédiaire inscrit) for the account of the owners of the Company’s ordinary shares registered on the U.S. register in accordance with Articles L. 228.1 et seq. of the French commercial code, and such provisions may result in differences in the exercise of shareholder rights compared to the expectations of U.S. investors. In the performance of its duties, our Board is required by French law to consider the interests of the Company, its shareholders, its employees, and other stakeholders, in all cases with due consideration to the principles of reasonableness and fairness. It is possible that some of these parties could have interests that are different from, or in addition to, your interests as a shareholder. This communication does not constitute or form part of, and should not be construed as constituting or forming part of, any offer to sell or issue, any invitation to make an investment in, or any solicitation of any offer to purchase or subscribe for, securities of TotalEnergies. 26

TotalEnergies financial statements Third quarter 2025 consolidated accounts, IFRS 27

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

(M$)[a]	3rd quarter 2025	2nd quarter 2025	3rd quarter 2024
Sales	**48,691**	**49,627**	**52,021**
Excise taxes	(4,847)	(4,951)	(4,592)
Revenues from sales	43,844	44,676	47,429
Purchases, net of inventory variation	(27,191)	(29,158)	(31,425)
Other operating expenses	(7,591)	(7,834)	(7,269)
Exploration costs	(64)	(97)	(572)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,280)	(3,258)	(3,392)
Other income	778	544	45
Other expense	(528)	(287)	(374)
Financial interest on debt	(808)	(816)	(797)
Financial income and expense from cash & cash equivalents	265	327	457
Cost of net debt	(543)	(489)	(340)
Other financial income	366	429	319
Other financial expense	(208)	(203)	(214)
Net income (loss) from equity affiliates	602	529	333
Income taxes	(2,423)	(2,106)	(2,179)
Consolidated net income	**3,762**	**2,746**	**2,361**
TotalEnergies share	3,683	2,687	2,294
Non-controlling interests	79	59	67
Earnings per share ($)	1.65	1.18	0.97
Fully-diluted earnings per share ($)	1.64	1.17	0.96

(a) Except for per share amounts.

28

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

(M$)	3rd quarter 2025	2nd quarter 2025	3rd quarter 2024
Consolidated net income	**3,762**	**2,746**	**2,361**
Other comprehensive income			
Actuarial gains and losses	(2)	16	3
Change in fair value of investments in equity instruments	(96)	52	(141)
Tax effect	19	(20)	29
Currency translation adjustment generated by the parent company	(2)	5,808	3,151
Items not potentially reclassifiable to profit and loss	**(81)**	**5,856**	**3,042**
Currency translation adjustment	(230)	(4,692)	(2,457)
Cash flow hedge	(346)	165	(13)
Variation of foreign currency basis spread	6	4	(4)
Share of other comprehensive income of equity affiliates, net amount	(112)	(174)	(208)
Other	5	-	2
Tax effect	81	(49)	(1)
Items potentially reclassifiable to profit and loss	**(596)**	**(4,746)**	**(2,681)**
Total other comprehensive income (net amount)	**(677)**	**1,110**	**361**
Comprehensive income	**3,085**	**3,856**	**2,722**
TotalEnergies share	*3,001*	*3,752*	*2,631*
Non-controlling interests	*84*	*104*	*91*

29

CONSOLIDATED STATEMENT OF INCOME TotalEnergies (unaudited) 9 months 9 months (M$)(a) 2025 2024 Sales 150,572 162,042 Excise taxes (14,153) (13,547) Revenues from sales 136,419 148,495 Purchases, net of inventory variation (87,204) (97,322) Other operating expenses (22,989) (22,641) Exploration costs (242) (757) Depreciation, depletion and impairment of tangible assets and mineral interests (9,536) (9,310) Other income 1,569 1,806 Other expense (1,106) (940) Financial interest on debt (2,349) (2,230) Financial income and expense from cash & cash equivalents 882 1,337 Cost of net debt (1,467) (893) Other financial income 1,113 1,084 Other financial expense (660) (642) Net income (loss) from equity affiliates 1,794 978 Income taxes (7,262) (7,846) Consolidated net income 10,429 12,012 TotalEnergies share 10,221 11,802 Non-controlling interests 208 210 Earnings per share ($) 4.53 5.02 Fully-diluted earnings per share ($) 4.49 4.99 (a) Except for per share amounts. 30

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME TotalEnergies (unaudited) 9 months 9 months (M$) 2025 2024 Consolidated net income 10,429 12,012 Other comprehensive income Actuarial gains and losses 14 23 Change in fair value of investments in equity instruments (32) 2 Tax effect - 10 Currency translation adjustment generated by the parent company 8,688 962 Items not potentially reclassifiable to profit and loss 8,670 997 Currency translation adjustment (6,939) (835) Cash flow hedge (1,014) 1,387 Variation of foreign currency basis spread 25 (19) share of other comprehensive income of equity affiliates, net amount (386) (322) Other 12 2 Tax effect 237 (373) Items potentially reclassifiable to profit and loss (8,065) (160) Total other comprehensive income (net amount) 605 837 Comprehensive income 11,034 12,849 TotalEnergies share 10,760 12,635 Non-controlling interests 274 214 31

CONSOLIDATED BALANCE SHEET

TotalEnergies

(M$)	September 30, 2025 (unaudited)	June 30, 2025 (unaudited)	December 31, 2024	September 30, 2024 (unaudited)
ASSETS				
Non-current assets				
Intangible assets, net	37,764	36,687	34,238	33,891
Property, plant and equipment, net	115,198	116,153	109,095	110,125
Equity affiliates : investments and loans	36,968	36,657	34,405	33,963
Other investments	2,046	2,176	1,665	1,656
Non-current financial assets	2,426	2,691	2,305	2,578
Deferred income taxes	3,633	3,550	3,202	3,727
Other non-current assets	2,990	4,057	4,006	4,170
Total non-current assets	**201,025**	**201,971**	**188,916**	**190,110**
Current assets				
Inventories, net	17,058	17,275	18,868	18,532
Accounts receivable, net	19,735	21,254	19,281	18,777
Other current assets	21,833	24,160	23,687	21,933
Current financial assets	4,884	5,183	6,914	6,151
Cash and cash equivalents	23,415	20,424	25,844	25,672
Assets classified as held for sale	4,009	2,550	1,977	2,830
Total current assets	**90,934**	**90,846**	**96,571**	**93,895**
Total assets	**291,959**	**292,817**	**285,487**	**284,005**
LIABILITIES & SHAREHOLDERS' EQUITY				
Shareholders' equity				
Common shares	7,059	7,262	7,577	7,577
Paid-in surplus and retained earnings	125,073	128,103	135,496	130,804
Currency translation adjustment	(13,853)	(13,564)	(15,259)	(13,793)
Treasury shares	(2,998)	(5,159)	(9,956)	(8,529)
Total shareholders' equity - TotalEnergies share	**115,281**	**116,642**	**117,858**	**116,059**
Non-controlling interests	**2,384**	**2,360**	**2,397**	**2,557**
Total shareholders' equity	**117,665**	**119,002**	**120,255**	**118,616**
Non-current liabilities				
Deferred income taxes	12,830	12,729	12,114	11,750
Employee benefits	1,991	1,974	1,753	1,890
Provisions and other non-current liabilities	20,096	20,312	19,872	20,290
Non-current financial debt	49,552	47,584	43,533	45,750
Total non-current liabilities	**84,469**	**82,599**	**77,272**	**79,680**
Current liabilities				
Accounts payable	38,062	39,288	39,932	34,668
Other creditors and accrued liabilities	35,266	34,672	35,961	34,716
Current borrowings	13,820	14,637	10,024	13,853
Other current financial liabilities	568	861	664	488
Liabilities directly associated with the assets classified as held for sale	2,109	1,758	1,379	1,984
Total current liabilities	**89,825**	**91,216**	**87,960**	**85,709**
Total liabilities & shareholders' equity	**291,959**	**292,817**	**285,487**	**284,005**

32

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

(M$)	3rd quarter 2025	2nd quarter 2025	3rd quarter 2024
CASH FLOW FROM OPERATING ACTIVITIES			
Consolidated net income	3,762	2,746	2,361
Depreciation, depletion, amortization and impairment	3,405	3,360	4,020
Non-current liabilities, valuation allowances and deferred taxes	272	127	(93)
(Gains) losses on disposals of assets	(603)	(335)	(3)
Undistributed affiliates' equity earnings	(195)	(102)	(13)
(Increase) decrease in working capital	1,600	49	836
Other changes, net	108	115	63
Cash flow from operating activities	**8,349**	**5,960**	**7,171**
CASH FLOW USED IN INVESTING ACTIVITIES			
Intangible assets and property, plant and equipment additions	(3,812)	(4,766)	(4,110)
Acquisitions of subsidiaries, net of cash acquired	-	(1,627)	(497)
Investments in equity affiliates and other securities	(215)	(419)	(845)
Increase in non-current loans	(408)	(425)	(458)
Total expenditures	**(4,435)**	**(7,237)**	**(5,910)**
Proceeds from disposals of intangible assets and property, plant and equipment	613	69	32
Proceeds from disposals of subsidiaries, net of cash sold	133	154	82
Proceeds from disposals of non-current investments	(8)	15	37
Repayment of non-current loans	494	310	197
Total divestments	**1,232**	**548**	**348**
Cash flow used in investing activities	**(3,203)**	**(6,689)**	**(5,562)**
CASH FLOW FROM FINANCING ACTIVITIES			
Issuance (repayment) of shares:			
- Parent company shareholders	-	492	-
- Treasury shares	(2,349)	(1,707)	(2,005)
Dividends paid:			
- Parent company shareholders	(2,216)	(1,894)	(1,963)
- Non-controlling interests	(89)	(173)	(171)
Net issuance (repayment) of perpetual subordinated notes	-	-	-
Payments on perpetual subordinated notes	(26)	(27)	(23)
Other transactions with non-controlling interests	23	(31)	(14)
Net issuance (repayment) of non-current debt	3,682	257	3,080
Increase (decrease) in current borrowings	(1,962)	(356)	911
Increase (decrease) in current financial assets and liabilities	529	1,287	760
Cash flow from / (used in) financing activities	**(2,408)**	**(2,152)**	**575**
Net increase (decrease) in cash and cash equivalents	**2,738**	**(2,881)**	**2,184**
Effect of exchange rates	253	468	277
Cash and cash equivalents at the beginning of the period	20,424	22,837	23,211
Cash and cash equivalents at the end of the period	**23,415**	**20,424**	**25,672**

33

CONSOLIDATED STATEMENT OF CASH FLOW TotalEnergies (unaudited) 9 months 9 months (M$) 2025 2024 CASH FLOW FROM OPERATING ACTIVITIES Consolidated net income 10,429 12,012 Depreciation, depletion, amortization and impairment 9,851 10,136 Non-current liabilities, valuation allowances and deferred taxes 608 146 (Gains) losses on disposals of assets (913) (1,431) Undistributed affiliates' equity earnings (720) 25 (Increase) decrease in working capital (2,583) (2,837) Other changes, net 200 296 Cash flow from operating activities 16,872 18,347 CASH FLOW USED IN INVESTING ACTIVITIES Intangible assets and property, plant and equipment additions (12,800) (11,229) Acquisitions of subsidiaries, net of cash acquired (1,859) (1,507) Investments in equity affiliates and other securities (945) (1,814) Increase in non-current loans (1,401) (1,617) Total expenditures (17,005) (16,167) Proceeds from disposals of intangible assets and property, plant and equipment 983 413 Proceeds from disposals of subsidiaries, net of cash sold 404 1,513 Proceeds from disposals of non-current investments 8 127 Repayment of non-current loans 913 527 Total divestments 2,308 2,580 Cash flow used in investing activities (14,697) (13,587) CASH FLOW FROM FINANCING ACTIVITIES Issuance (repayment) of shares: - Parent company shareholders 492 521 - Treasury shares (6,208) (6,018) Dividends paid: - Parent company shareholders (5,961) (5,719) - Non-controlling interests (401) (304) Net issuance (repayment) of perpetual subordinated notes (1,139) (1,622) Payments on perpetual subordinated notes (181) (232) Other transactions with non-controlling interests (28) (50) Net issuance (repayment) of non-current debt 7,370 7,441 Increase (decrease) in current borrowings (2,168) (1,006) Increase (decrease) in current financial assets and liabilities 2,534 501 Cash flow from / (used in) financing activities (5,690) (6,488) Net increase (decrease) in cash and cash equivalents (3,515) (1,728) Effect of exchange rates 1,086 137 Cash and cash equivalents at the beginning of the period 25,844 27,263 Cash and cash equivalents at the end of the period 23,415 25,672 34

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

(M$)	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - TotalEnergies Share	Non-controlling interests	Total shareholders' equity
	Number	Amount			Number	Amount			
As of January 1, 2024	**2,412,251,835**	**7,616**	**126,857**	**(13,701)**	**(60,543,213)**	**(4,019)**	**116,753**	**2,700**	**119,453**
Net income of the first nine months 2024	-	-	11,802	-	-	-	11,802	210	12,012
Other comprehensive income	-	-	924	(91)	-	-	833	4	837
Comprehensive Income	**-**	**-**	**12,726**	**(91)**	**-**	**-**	**12,635**	**214**	**12,849**
Dividend	-	-	(5,863)	-	-	-	(5,863)	(304)	(6,167)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(88,066,669)	(6,568)	(6,568)	-	(6,568)
Sale of treasury shares[(a)]	-	-	(395)	-	6,067,493	395	-	-	-
Share-based payments	-	-	458	-	-	-	458	-	458
Share cancellation	(25,405,361)	(68)	(1,595)	-	25,405,361	1,663	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,679)	-	-	-	(1,679)	-	(1,679)
Payments on perpetual subordinated notes	-	-	(200)	-	-	-	(200)	-	(200)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(50)	(50)
Other items	-	-	3	(1)	-	-	2	(3)	(1)
As of September 30, 2024	**2,397,679,661**	**7,577**	**130,804**	**(13,793)**	**(117,137,028)**	**(8,529)**	**116,059**	**2,557**	**118,616**
Net income of the fourth quarter 2024	-	-	3,956	-	-	-	3,956	63	4,019
Other comprehensive income	-	-	1,512	(1,467)	-	-	45	(48)	(3)
Comprehensive Income	**-**	**-**	**5,468**	**(1,467)**	**-**	**-**	**4,001**	**15**	**4,016**
Dividend	-	-	(1,893)	-	-	-	(1,893)	(151)	(2,044)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(32,396,563)	(1,427)	(1,427)	-	(1,427)
Sale of treasury shares[(a)]	-	-	-	-	3,773	-	-	-	-
Share-based payments	-	-	98	-	-	-	98	-	98
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	1,103	-	-	-	1,103	-	1,103
Payments on perpetual subordinated notes	-	-	(72)	-	-	-	(72)	-	(72)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(17)	(17)
Other items	-	-	(12)	1	-	-	(11)	(7)	(18)
As of December 31, 2024	**2,397,679,661**	**7,577**	**135,496**	**(15,259)**	**(149,529,818)**	**(9,956)**	**117,858**	**2,397**	**120,255**
Net income of the first nine months 2025	-	-	10,221	-	-	-	10,221	208	10,429
Other comprehensive income	-	-	(867)	1,406	-	-	539	66	605
Comprehensive Income	**-**	**-**	**9,354**	**1,406**	**-**	**-**	**10,760**	**274**	**11,034**
Dividend	-	-	(6,103)	-	-	-	(6,103)	(267)	(6,370)
Issuance of common shares	11,149,053	30	462	-	-	-	492	-	492
Purchase of treasury shares	-	-	-	-	(99,060,045)	(6,520)	(6,520)	-	(6,520)
Sale of treasury shares[(a)]	-	-	(414)	-	6,218,249	414	-	-	-
Share-based payments	-	-	463	-	-	-	463	-	463
Share cancellation	(202,243,171)	(548)	(12,704)	-	202,243,171	13,064	(188)	-	(188)
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,219)	-	-	-	(1,219)	-	(1,219)
Payments on perpetual subordinated notes	-	-	(238)	-	-	-	(238)	-	(238)
Other operations with non-controlling interests	-	-	(6)	-	-	-	(6)	(22)	(28)
Other items	-	-	(18)	-	-	-	(18)	2	(16)
As of September 30, 2025	**2,206,585,543**	**7,059**	**125,073**	**(13,853)**	**(40,128,443)**	**(2,998)**	**115,281**	**2,384**	**117,665**

[(a)] *Treasury shares related to the performance share grants.*

35

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,392	1,995	3,955	21,205	20,138	6	-	48,691
Intersegment sales	8,892	1,587	434	7,122	234	38	(18,307)	-
Excise taxes	-	-	-	(201)	(4,646)	-	-	(4,847)
Revenues from sales	**10,284**	**3,582**	**4,389**	**28,126**	**15,726**	**44**	**(18,307)**	**43,844**
Operating expenses	(4,200)	(2,880)	(3,863)	(27,069)	(14,916)	(225)	18,307	(34,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,145)	(376)	(103)	(380)	(243)	(33)	-	(3,280)
Net income (loss) from equity affiliates and other items	522	492	(52)	75	(24)	(3)	-	1,010
Tax on net operating income	(2,055)	(97)	(110)	(143)	(177)	115	-	(2,467)
Adjustments [(a)]	237	(131)	(310)	(78)	(14)	(22)	-	(318)
Adjusted net operating income	**2,169**	**852**	**571**	**687**	**380**	**(80)**	**-**	**4,579**
Adjustments [(a)]								(318)
Net cost of net debt								(499)
Non-controlling interests								(79)
Net income - TotalEnergies share								**3,683**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,409	611	773	402	205	35	-	4,435
Total divestments	622	465	81	17	45	2	-	1,232
Cash flow from operating activities	4,187	789	674	2,839	287	(427)	-	8,349

36

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

2nd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,369	2,586	3,958	21,759	19,944	11	-	49,627
Intersegment sales	8,862	1,869	701	7,006	177	32	(18,647)	-
Excise taxes	-	-	-	(254)	(4,697)	-	-	(4,951)
Revenues from sales	**10,231**	**4,455**	**4,659**	**28,511**	**15,424**	**43**	**(18,647)**	**44,676**
Operating expenses	(4,577)	(3,632)	(4,479)	(27,995)	(14,751)	(302)	18,647	(37,089)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,978)	(397)	(108)	(520)	(224)	(31)	-	(3,258)
Net income (loss) from equity affiliates and other items	58	578	340	(42)	113	(35)	-	1,012
Tax on net operating income	(1,793)	(166)	(27)	(12)	(168)	57	-	(2,109)
Adjustments [(a)]	(33)	(203)	(189)	(447)	(18)	(23)	-	(913)
Adjusted net operating income	**1,974**	**1,041**	**574**	**389**	**412**	**(245)**	**-**	**4,145**
Adjustments [(a)]								(913)
Net cost of net debt								(486)
Non-controlling interests								(59)
Net income - TotalEnergies share								**2,687**

[(a)] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

2nd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,186	877	2,503	351	234	86	-	7,237
Total divestments	80	25	347	42	38	16	-	548
Cash flow from operating activities	3,675	539	799	887	628	(568)	-	5,960

37

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,425	2,350	4,444	22,926	20,872	4	-	52,021
Intersegment sales	9,633	2,017	424	7,927	218	58	(20,277)	-
Excise taxes	-	-	-	(213)	(4,379)	-	-	(4,592)
Revenues from sales	**11,058**	**4,367**	**4,868**	**30,640**	**16,711**	**62**	**(20,277)**	**47,429**
Operating expenses	(5,257)	(3,393)	(4,329)	(30,273)	(16,082)	(209)	20,277	(39,266)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,324)	(294)	(114)	(400)	(229)	(31)	-	(3,392)
Net income (loss) from equity affiliates and other items	47	482	(274)	(79)	(29)	(38)	-	109
Tax on net operating income	(1,879)	(250)	(66)	40	(102)	117	-	(2,140)
Adjustments [(a)]	(837)	(151)	(400)	(313)	(95)	(23)	-	(1,819)
Adjusted net operating income	**2,482**	**1,063**	**485**	**241**	**364**	**(76)**	**-**	**4,559**
Adjustments [(a)]								(1,819)
Net cost of net debt								(379)
Non-controlling interests								(67)
Net income - TotalEnergies share								**2,294**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,251	599	2,291	388	329	52	-	5,910
Total divestments	90	99	70	69	19	1	-	348
Cash flow from operating activities	4,763	830	373	564	581	60	-	7,171

38

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

9 months 2025 (M$)	**Exploration & Production**	**Integrated LNG**	**Integrated Power**	**Refining & Chemicals**	**Marketing & Services**	**Corporate**	**Intercompany**	**Total**
External sales	4,330	7,669	13,880	65,591	59,083	19	-	150,572
Intersegment sales	26,481	6,708	1,819	20,939	567	95	(56,609)	-
Excise taxes	-	-	-	(567)	(13,586)	-	-	(14,153)
Revenues from sales	**30,811**	**14,377**	**15,699**	**85,963**	**46,064**	**114**	**(56,609)**	**136,419**
Operating expenses	(12,577)	(11,468)	(14,527)	(83,712)	(44,041)	(719)	56,609	(110,435)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,073)	(1,164)	(286)	(1,239)	(684)	(90)	-	(9,536)
Net income (loss) from equity affiliates and other items	713	1,635	332	25	79	(74)	-	2,710
Tax on net operating income	(6,176)	(538)	(210)	(238)	(443)	246	-	(7,359)
Adjustments [(a)]	104	(345)	(643)	(578)	(57)	(67)	-	(1,586)
Adjusted net operating income	**6,594**	**3,187**	**1,651**	**1,377**	**1,032**	**(456)**	**-**	**13,385**
Adjustments [(a)]								(1,586)
Net cost of net debt								(1,370)
Non-controlling interests								(208)
Net income - TotalEnergies share								**10,221**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2025 (M$)	**Exploration & Production**	**Integrated LNG**	**Integrated Power**	**Refining & Chemicals**	**Marketing & Services**	**Corporate**	**Intercompany**	**Total**
Total expenditures	8,642	2,390	4,212	995	611	155	-	17,005
Total divestments	1,060	500	486	65	180	17	-	2,308
Cash flow from operating activities	11,128	3,071	1,074	1,743	1,483	(1,627)	-	16,872

39

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

9 months 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,159	6,995	15,990	71,975	62,901	22	-	162,042
Intersegment sales	29,164	7,623	1,583	24,273	651	198	(63,492)	-
Excise taxes	-	-	-	(591)	(12,956)	-	-	(13,547)
Revenues from sales	**33,323**	**14,618**	**17,573**	**95,657**	**50,596**	**220**	**(63,492)**	**148,495**
Operating expenses	(14,370)	(11,099)	(16,400)	(92,808)	(48,779)	(756)	63,492	(120,720)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,148)	(925)	(316)	(1,192)	(643)	(86)	-	(9,310)
Net income (loss) from equity affiliates and other items	285	1,503	(863)	(24)	1,367	18	-	2,286
Tax on net operating income	(6,303)	(785)	(185)	(275)	(311)	149	-	(7,710)
Adjustments [(a)]	(912)	(125)	(1,789)	(484)	1,232	(36)	-	(2,114)
Adjusted net operating income	**7,699**	**3,437**	**1,598**	**1,842**	**998**	**(419)**	**-**	**15,155**
Adjustments [(a)]								(2,114)
Net cost of net debt								(1,029)
Non-controlling interests								(210)
Net income - TotalEnergies share								**11,802**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,242	2,008	4,799	1,266	732	120	-	16,167
Total divestments	545	178	393	234	1,222	8	-	2,580
Cash flow from operating activities	12,888	2,971	1,771	(24)	2,123	(1,382)	-	18,347

40

Non GAAP Financial Measures 41

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1. Reconciliation of cash flow used in investing activities to Net investments

1.1 Exploration & Production

3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	3rd quarter 2025 vs 3rd quarter 2024	(in millions of dollars)	9 months 2025	9 months 2024	9 months 2025 vs 9 months 2024
1,787	**3,106**	**2,161**	**-17%**	**Cash flow used in investing activities (a)**	**7,582**	**6,697**	**13%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	1	-100%	Organic loan repayment from equity affiliates (c)	-	1	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
80	89	100	-20%	Capex linked to capitalized leasing contracts (e)	278	280	-1%
2	20	26	-92%	Expenditures related to carbon credits (f)	24	29	-17%
1,869	**3,215**	**2,288**	**-18%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**7,884**	**7,007**	**13%**
(53)	162	(42)	ns	of which net acquisitions of assets sales (g - i)	225	51	x4.4
522	193	36	x14.5	Acquisitions (g)	1,160	523	x2.2
575	31	78	x7.4	Assets sales (i)	935	472	98%
-	-	-	ns	Change in debt (partner share) and capital gain from renewable projects sales	-	-	ns
1,922	**3,053**	**2,330**	**-18%**	**of which organic investments (h)**	**7,659**	**6,956**	**10%**
70	30	140	-50%	Capitalized exploration	209	364	-43%
38	42	46	-17%	Increase in non-current loans	162	155	5%
(47)	(49)	(11)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(125)	(72)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.2 Integrated LNG

3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	3rd quarter 2025 vs 3rd quarter 2024	(in millions of dollars)	9 months 2025	9 months 2024	9 months 2025 vs 9 months 2024
146	**852**	**500**	**-71%**	**Cash flow used in investing activities (a)**	**1,890**	**1,830**	**3%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
46	-	2	x23	Organic loan repayment from equity affiliates (c)	47	3	x15.7
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
4	1	14	-71%	Capex linked to capitalized leasing contracts (e)	4	33	-88%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
196	**853**	**516**	**-62%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**1,941**	**1,866**	**4%**
(134)	110	65	ns	of which net acquisitions of assets sales (g - i)	116	251	-54%
(60)	110	69	ns	Acquisitions (g)	194	268	-28%
74	-	4	x18.5	Assets sales (i)	78	17	x4.6
-	-	-	ns	Change in debt (partner share) and capital gain from renewable projects sales	-	-	ns
330	**743**	**451**	**-27%**	**of which organic investments (h)**	**1,825**	**1,615**	**13%**
4	7	8	-50%	Capitalized exploration	13	30	-57%
174	187	214	-19%	Increase in non-current loans	543	540	1%
(345)	(25)	(79)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(375)	(158)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

42

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1.3 Integrated Power

3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	3rd quarter 2025 vs 3rd quarter 2024	(in millions of dollars)	9 months 2025	9 months 2024	9 months 2025 vs 9 months 2024
692	**2,156**	**2,221**	**-69%**	**Cash flow used in investing activities (a)**	**3,726**	**4,406**	**-15%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
(1)	54	10	ns	Organic loan repayment from equity affiliates (c)	58	10	x5.8
(242)	(221)	-	ns	Change in debt from renewable projects financing (d) *	(463)	-	ns
-	-	5	-100%	Capex linked to capitalized leasing contracts (e)	-	6	-100%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
449	**1,989**	**2,236**	**-80%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**3,321**	**4,422**	**-25%**
(147)	1,568	1,529	ns	of which net acquisitions of assets sales (g - i)	1,658	2,176	-24%
12	1,791	1,565	-99%	Acquisitions (g)	2,048	2,443	-16%
159	223	36	x4.4	Assets sales (i)	390	267	46%
121	67	-	ns	Change in debt (partner share) and capital gain from renewable projects sales	188	-	ns
596	**421**	**707**	**-16%**	**of which organic investments (h)**	**1,663**	**2,246**	**-26%**
-	-	-	ns	Capitalized exploration	-	-	ns
162	150	135	20%	Increase in non-current loans	580	679	-15%
(43)	(137)	(24)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(226)	(116)	ns
(121)	(154)	-	ns	Change in debt from renewable projects (TotalEnergies share)	(275)	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.4 Refining & Chemicals

3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	3rd quarter 2025 vs 3rd quarter 2024	(in millions of dollars)	9 months 2025	9 months 2024	9 months 2025 vs 9 months 2024
385	**309**	**319**	**21%**	**Cash flow used in investing activities (a)**	**930**	**1,032**	**-10%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	44	-100%	Organic loan repayment from equity affiliates (c)	-	17	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
385	**309**	**363**	**6%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**930**	**1,049**	**-11%**
(2)	(24)	34	ns	of which net acquisitions of assets sales (g - i)	(26)	(81)	ns
-	11	42	-100%	Acquisitions (g)	11	77	-86%
2	35	8	-75%	Assets sales (i)	37	158	-77%
-	-	-	ns	Change in debt (partner share) and capital gain from renewable projects sales	-	-	ns
387	**333**	**329**	**18%**	**of which organic investments (h)**	**956**	**1,130**	**-15%**
-	-	-	ns	Capitalized exploration	-	-	ns
16	17	33	-52%	Increase in non-current loans	43	98	-56%
(15)	(7)	(17)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(28)	(27)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

43

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

1.5 Marketing & Services

3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	3rd quarter 2025 vs 3rd quarter 2024	(in millions of dollars)	9 months 2025	9 months 2024	9 months 2025 vs 9 months 2024
160	**196**	**310**	**-48%**	**Cash flow used in investing activities (a)**	**431**	**(490)**	**ns**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
160	**196**	**310**	**-48%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**431**	**(490)**	**ns**
(43)	(3)	78	ns	of which net acquisitions of assets sales (g - i)	(121)	(1,009)	ns
-	1	83	-100%	Acquisitions (g)	3	102	-97%
43	4	5	x8.6	Assets sales (i)	124	1,111	-89%
-	-	-	ns	Change in debt (partner share) and capital gain from renewable projects sales	-	-	ns
203	**199**	**232**	**-13%**	**of which organic investments (h)**	**552**	**519**	**6%**
-	-	-	ns	Capitalized exploration	-	-	ns
18	26	16	13%	Increase in non-current loans	62	84	-26%
1	(22)	(10)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(38)	(89)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

2. Reconciliation of cash flow from operating activities to CFFO

2.1 Exploration & Production

3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	3rd quarter 2025 vs 3rd quarter 2024	(in millions of dollars)	9 months 2025	9 months 2024	9 months 2025 vs 9 months 2024
4,187	**3,675**	**4,763**	**-12%**	**Cash flow from operating activities (a)**	**11,128**	**12,888**	**-14%**
203	(85)	491	-59%	(Increase) decrease in working capital (b)	(907)	(215)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	1	-100%	Organic loan repayments from equity affiliates (e)	-	1	-100%
3,984	**3,760**	**4,273**	**-7%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**12,035**	**13,104**	**-8%**

44

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

2.2 Integrated LNG

3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	3rd quarter 2025 vs 3rd quarter 2024	(in millions of dollars)	9 months 2025	9 months 2024	9 months 2025 vs 9 months 2024
789	**539**	**830**	**-5%**	**Cash flow from operating activities (a)**	3,071	2,971	**3%**
(299)	(620)	(56)	ns	(Increase) decrease in working capital (b) *	(424)	(482)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
46	-	2	x23	Organic loan repayments from equity affiliates (e)	47	3	x15.7
1,134	**1,159**	**888**	**28%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**3,542**	**3,456**	**2%**

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

2.3 Integrated Power

3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	3rd quarter 2025 vs 3rd quarter 2024	(in millions of dollars)	9 months 2025	9 months 2024	9 months 2025 vs 9 months 2024
674	**799**	**373**	**81%**	**Cash flow from operating activities (a)**	**1,074**	**1,771**	**-39%**
56	377	(253)	ns	(Increase) decrease in working capital (b) *	(558)	(170)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
(6)	86	-	ns	Capital gain from renewable project sales (d)	80	-	ns
(1)	54	10	ns	Organic loan repayments from equity affiliates (e)	58	10	x5.8
611	**562**	**636**	**-4%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,770**	**1,951**	**-9%**

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

45

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

2.4 Refining & Chemicals

3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	3rd quarter 2025 vs 3rd quarter 2024	(in millions of dollars)	9 months 2025	9 months 2024	9 months 2025 vs 9 months 2024
2,839	**887**	**564**	**x5**	**Cash flow from operating activities (a)**	**1,743**	**(24)**	**ns**
1,900	362	413	x4.6	(Increase) decrease in working capital (b)	(281)	(2,325)	ns
(76)	(247)	(335)	ns	Inventory effect (c)	(396)	(620)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	44	-100%	Organic loan repayments from equity affiliates (e)	-	17	-100%
1,015	**772**	**530**	**92%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**2,420**	**2,938**	**-18%**

2.5 Marketing & Services

3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	3rd quarter 2025 vs 3rd quarter 2024	(in millions of dollars)	9 months 2025	9 months 2024	9 months 2025 vs 9 months 2024
287	**628**	**581**	**-51%**	**Cash flow from operating activities (a)**	**1,483**	**2,123**	**-30%**
(372)	(58)	63	ns	(Increase) decrease in working capital (b)	(312)	525	ns
21	(25)	(129)	ns	Inventory effect (c)	(38)	(187)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
638	**711**	**647**	**-1%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,833**	**1,785**	**3%**

46

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

3. Reconciliation of capital employed (balance sheet) and calculation of ROACE

(In millions of dollars)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	InterCompany	Company
Adjusted net operating income 3 rd quarter 2025	2,169	852	571	687	380	(80)	-	4,579
Adjusted net operating income 2 nd quarter 2025	1,974	1,041	574	389	412	(245)	-	4,145
Adjusted net operating income 1 st quarter 2025	2,451	1,294	506	301	240	(131)	-	4,661
Adjusted net operating income 4 th quarter 2024	2,305	1,432	575	318	362	(173)	-	4,819
Adjusted net operating income (a)	**8,899**	**4,619**	**2,226**	**1,695**	**1,394**	**(629)**	-	**18,204**

Balance sheet as of September 30, 2025								
Property plant and equipment intangible assets net	87,453	29,195	15,681	12,725	7,111	797	-	152,962
Investments & loans in equity affiliates	4,498	16,983	10,257	4,137	1,093	-	-	36,968
Other non-current assets	2,504	2,285	1,705	748	1,083	344	-	8,669
Inventories, net	*1,674*	*1,076*	*596*	*10,196*	*3,516*	*-*	*-*	*17,058*
Accounts receivable, net	*5,533*	*5,828*	*4,045*	*17,547*	*8,328*	*1,300*	*(22,846)*	*19,735*
Other current assets	*7,020*	*7,252*	*5,567*	*2,251*	*2,889*	*2,600*	*(5,746)*	*21,833*
Accounts payable	*(6,668)*	*(6,661)*	*(6,309)*	*(30,876)*	*(9,472)*	*(901)*	*22,825*	*(38,062)*
Other creditors and accrued liabilities	*(11,225)*	*(7,587)*	*(4,810)*	*(5,175)*	*(5,546)*	*(6,690)*	*5,767*	*(35,266)*
Working capital	(3,666)	(92)	(911)	(6,057)	(285)	(3,691)	-	(14,702)
Provisions and other non-current liabilities	(25,136)	(4,499)	(1,388)	(3,569)	(1,227)	902	-	(34,917)
Assets and liabilities classified as held for sale - Capital employed	449	-	1,616	-	-	-	-	2,065
Capital Employed (Balance sheet)	**66,102**	**43,872**	**26,960**	**7,984**	**7,775**	**(1,648)**	**-**	**151,045**
Less inventory valuation effect	-	-	-	(861)	(210)	-	-	(1,071)
Capital Employed at replacement cost (b)	**66,102**	**43,872**	**26,960**	**7,123**	**7,565**	**(1,648)**	**-**	**149,974**

Balance sheet as of September 30, 2024								
Property plant and equipment intangible assets net	83,224	25,426	15,517	12,365	6,808	676	-	144,016
Investments & loans in equity affiliates	3,850	15,609	9,341	4,117	1,046	-	-	33,963
Other non-current assets	3,896	2,096	1,286	741	1,210	324	-	9,553
Inventories, net	*1,444*	*1,595*	*617*	*11,277*	*3,599*	*-*	*-*	*18,532*
Accounts receivable, net	*5,801*	*6,146*	*4,270*	*16,506*	*8,770*	*1,067*	*(23,783)*	*18,777*
Other current assets	*7,363*	*7,814*	*4,788*	*2,415*	*3,154*	*2,357*	*(5,958)*	*21,933*
Accounts payable	*(7,035)*	*(6,771)*	*(5,459)*	*(28,346)*	*(9,809)*	*(994)*	*23,746*	*(34,668)*
Other creditors and accrued liabilities	*(9,658)*	*(8,693)*	*(4,542)*	*(5,596)*	*(6,015)*	*(6,207)*	*5,995*	*(34,716)*
Working capital	(2,085)	91	(326)	(3,744)	(301)	(3,777)	-	(10,142)
Provisions and other non-current liabilities	(24,510)	(3,762)	(1,801)	(3,415)	(1,233)	791	-	(33,930)
Assets and liabilities classified as held for sale - Capital employed	484	-	572	-	-	-	-	1,056
Capital Employed (Balance sheet)	**64,859**	**39,460**	**24,589**	**10,064**	**7,530**	**(1,986)**	**-**	**144,516**
Less inventory valuation effect	-	-	-	(1,014)	(205)	-	-	(1,219)
Capital Employed at replacement cost (c)	**64,859**	**39,460**	**24,589**	**9,050**	**7,325**	**(1,986)**	**-**	**143,297**

ROACE as a percentage (a / average (b + c))	**13.6%**	**11.1%**	**8.6%**	**21.0%**	**18.7%**			**12.4%**

47

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

4. Reconciliation of consolidated net income to adjusted net operating income

(in millions of dollars)	3rd quarter 2025	2nd quarter 2025	3rd quarter 2024	9 months 2025	9 months 2024
Consolidated net income (a)	**3,762**	**2,746**	**2,361**	**10,429**	**12,012**
Net cost of net debt (b)	(499)	(486)	(379)	(1,370)	(1,029)
Special items affecting net operating income	(113)	(361)	(1,360)	(596)	(824)
Gains (losses) on disposals of assets	284	-	-	284	1,397
Restructuring charges	(7)	-	(10)	(7)	(21)
Asset impairment and provisions charges	(286)	(209)	(1,107)	(495)	(1,751)
Other items	(104)	(152)	(243)	(378)	(449)
After-tax inventory effect : FIFO vs. replacement cost	(33)	(269)	(375)	(380)	(595)
Effect of changes in fair value	(172)	(283)	(84)	(610)	(695)
Total adjustments affecting net operating income (c)	**(318)**	**(913)**	**(1,819)**	**(1,586)**	**(2,114)**
Adjusted net operating income (a - b - c)	**4,579**	**4,145**	**4,559**	**13,385**	**15,155**

48